September 28, 2015

Via EDGAR

Pamela Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc. (the "Company")
Amendment No. 2 to Registration Statement on Form S-3 originally filed June 22, 2015 (the "Registration Statement")
File No. 333-205147

Dear Ms. Long:

The purpose of this letter is to: (1) Provide an additional response to your office's second comment in your letter to the Company dated September 14, 2015 regarding the Registration Statement; and (2) respond to your clarifications that were issued orally to the Company on Friday September 25, 2015. For your convenience, your written comment appears below in bold text, followed by our response.

Please amend your filing to provide a consent from McGladrey LLP that properly identifies the date of their report contained in your 2014 Form 10-K, which you incorporate by reference into your Form S-3.

The Company kindly requests that the Commission allow the Company to let the Registration Statement become effective despite the date of McGladrey LLP's ("McGladrey") consent to the Registration Statement (the "Consent") does not match the date of their audit report (the "Audit Report") included in the Company's fiscal year 2014 Form 10-K (the "2014 10-K"). In support of this request, the Company takes the position that this is an immaterial inconsistency, and correcting this mistake would cause the Company undue hardship.

In support of the position that this is an immaterial inconsistency, the Company cites to the following facts:

1.
This inconsistency is the result of a typographical error that occurred during the edgarization process of the 2014 10-K. The Company acknowledges that the date of the Audit Report, as filed in EDGAR, is incorrect and does not match the date of the paper copy of the Audit Report provided by McGladrey. The Company emphasizes that this inconsistency was due to an error in the edgarization process, that all other dates related to McGladrey's audit of the fiscal year 2013 financial statements contained in the 2014 10-K are correct, and that this inconsistency is generally without consequence. To emphasize, the paper copy of the Audit Report provided by McGladrey to the Company was correctly dated March 31, 2015.

2.	There is only a 7 day difference between the date in the Consent and the date of the Audit Report.

3.
The general purpose of the Consent has already been accomplished. This is evidenced where McGladrey has issued the Consent and this is proof that: (a) McGladrey has been provided notice of the Company's intent to incorporate their Audit Report by reference into the Registration Statement; (b) McGladrey is willing to consent to the Company incorporating the Audit Report by reference into the Registration Statement; and (c) the McGladrey has carried out their duties in connection with issuing consents.

The Company takes the position that correcting the inconsistent date mentioned above would cause the Company undue hardship because correcting this inconsistency would force the Company to amend their 2014 10-K. The cost of amending the 10-K would likely have a material affect on the Company finances because: (1) The cost of amending the Company's 2014 10-K will be high relative to the Company's size and net income; (2) the Company has yet to obtain profitability; and (3) the Company's issuer status remains that of an emerging growth company and a smaller reporting company. The Company has no means to correct the inconsistency other than amending its 2014 10-K because McGladrey has been unwilling to issue their Consent with any date other March 31, 2014 or deviate from the language of their standard consent.

For the reason's cited above, the Company kindly requests that the Commission allow the Company to let the Registration Statement become effective despite the date of McGladrey's Consent to the Registration Statement not matching the date of their Audit Report included in the 2014 10-K.

* * *

The Company respectfully advises the Staff that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6403 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.
/s/ David A Garrison
By:    David A. Garrison
Chief Financial Officer

cc:     Tracey McKoy, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
Asia Timmons-Pierce, Staff Attorney